

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303**

February 20, 2007

Mail Stop 3628

<u>Via U.S. Mail and Facsimile (972)291-0715</u>

Patricia Jordaan, Esq.
The Jordaan Law Firm
2911 Turtle Creek Blvd.
Dallas, Texas 75219

> **Re:** **Hartman Commercial Properties REIT**
> **Revised Preliminary Consent Solicitation Statement filed by Allen**
> **Hartman and Hartman Management, L.P. on Feb. 1, 2007**
> **File No. 000-50256**

Dear Ms. Jordaan:

We have reviewed the above filing and have the following comments.

<u>General</u>

1.   We note that provisions in the REIT's current governance documents preclude shareholder action by written consent. We further note the temporary restraining order which limits the parties ability to solicit consents. While we note that the legality of the provisions is in litigation, it remains unclear whether and how the parties may solicit valid consents prior to the resolution of the litigation. Please advise.   Further, expand the disclosure to discuss when the parties expect to receive a determination from the court regarding the validity of the provisions.

2.   We note that you filed and disseminated copies of the parties' counterclaim against the REIT and management with the preliminary consent statement. Please note that all soliciting materials, including the counterclaim, are subject to Rule 14a-9. Accordingly, to the extent that the documents do not already provide a reasonable basis for your assertions and allegations, you

should provide a basis for all assertions and allegations included in the counterclaim. For example, you claim the board "secretly hatched a plan to steal Hartman Management from Mr. Hartman without paying a penny." Please support.   Further, you should revise the preliminary consent statement to include an update on the status of the counterclaims and the allegations therein.

Preliminary Consent Solicitation Statement

Q. Why is the consent solicitation conditional upon ruling by the Federal court?, page 5

3.   Provide the source of the quote at the bottom of page five. Further, supplementally provide copies of all third party reports, opinions or other sources from which you provide excerpts. For example, please provide a copy of the litigation papers to which you refer and the article entitled "Proxy Fights – FUR Continues to Pay for Lost Battles." State whether or not such third party sources consented to the use of the materials. See Rule 14a-14(c).

4.   Please expand to briefly describe the bylaw provision that First Union purported to use to prevent Gotham from voting its shares.

Q. What concerns do you have about Mr. Mastandrea?, page 8

5.   Provide support for the assertions regarding Paragon and First Union. For example, provide copies of any Paragon or First Union press releases and filings to which you refer. Further, revise to clearly identify statements of belief and opinion as such. For example only, we direct you to the fourth paragraph on page 9.

6.   The disclosure implies that Mr. Mastandrea will seek a merger between Paragon and the REIT. Expand to clarify whether Mr. Mastandrea himself has indicated that he intends to propose a merger or other transaction between the REIT and Paragon. Further, clarify whether such a transaction would be subject to board and/or shareholder approval.

7.   It is unclear why Paragon's withdrawn registration statement supports your concerns about Mr. Mastandrea. Please expand. In this regard, explain why the April 12, 2006 press release is related to the registration statement.

8.   Provide support for the statements in paragraph "9." on page eleven regarding Mr. Mastandrea's actions at First Union. For example only, we note the statement that "expenses and salaries are way out of line." Please note that statements made in other proxy statements still must be supported in connection with the current solicitation.

Q. What is your historical track record?, page 12

9.   Disclose the source of the cash used to fund dividend distributions, e.g., revenues. Supplementally provide and disclose in the document the source of the information regarding the REIT's asset growth.

Q. What is your strategy going forward?, page 13

10.   Revise to clearly identify statements of belief and opinion as such and provide support for all such statements and allegations. In this regard and as an example only, we note your assertion that the current board has breached agreements and exposed the REIT to material legal liability. Please characterize as your belief or opinion and provide adequate support for your statement. See Rule 14a-9.

The Federal Action, page 17

11.   We note the assertion that the REIT's communications should have been filed pursuant to Regulation 14A and "include numerous misstatements and omissions." Allegations of misconduct are improper absent explicit support contained in the document. See Rule 14a-9. Please revise or advise.

12.   The applicability of Delaware law is unclear. Please expand to clarify or delete. Further, to the extent you are referring to case law, briefly describe the facts of such cases so that readers may assess the applicability. Supplementally provide copies of all cases. Further, please advise as to whether you have described all the applicable law, including, for example, applicable Maryland statutes.

13.   Please provide the support for your statement that Mr. Mastandrea testified under oath that the Entrenchment Actions were in direct response to the consent solicitation.

Claims made by Mr. Mastandrea … , page 19

14.   Revise to clearly identify statements of belief and opinion as such and provide support for all such statements and allegations.   For example only, you state that the board violated the advisory agreement. This is a legal conclusion that has not been made, accordingly, please characterize appropriately.

15.   The statement that the line of credit disclosure is incorporated into the consent statement is unclear. Please clarify whether the change of control provision would be applicable and clarify from what document is the information incorporated. Further, the authority to incorporate such information is unclear. Please advise. This comment also applies to the attempt to incorporate information from the REIT May 1, 2006 proxy statement in this section

and throughout the document (e.g., pages 26, 27 and 29). Please revise to provide all required information (including with respect to Mr. Hartman) or advise.

16.   To provide balanced disclosure, disclose any conflicts between Mr. Hartman and the REIT. It is not appropriate to incorporate this information by reference.

        You should file an amendment to the preliminary consent solicitation statement in response to this letter of comment. You should include a letter responding to each comment, noting the location in the revised material of the change. If you believe that any staff comment raised in this letter is inappropriate or feel that no change is required, please so indicate in the response letter and provide the basis for such position. In the absence of such response, we assume you will comply with staff comments.

        Direct any questions to the undersigned at (202) 551-3265 or by facsimile to (202)551-7203

                        Sincerely,

                        Pamela Carmody
                        Special Counsel
                        Office of Mergers
                        and Acquisitions